 Exhibit 99.6

Earnings Call 1

EARNINGS CALL 1

Q4 & FY 2016 RESULTS

April 15, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D Mavinakere

Executive Vice President & Chief Financial Officer

Sandeep Dadlani

President & Head -- Retail, CPG, Logistics, Automotive, Aerospace, Core and Industrial Manufacturing, Head of Americas

Ravi Kumar S

President, Chief Delivery Officer

Mohit Joshi

President & Head – Financial Services, Head – Infosys Brazil and Infosys Mexico

ANALYSTS

Sandeep Muthangi

IIFL

James Friedman

Susquehanna Financial Group

Yogesh Agarwal

HSBC Securities

Edward Caso

Wells Fargo

Parag Gupta

Morgan Stanley

Nitin Mohta

Macquarie

Ankur Rudra

CLSA

Ashish Chopra

Motilal Oswal

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Sandeep Mahindroo. Thank you and over to you sir.

Sandeep Mahindroo

Thanks, Karuna. Hello! Everyone and Welcome to Infosys Earnings Call to Discuss Q4 & FY 16 Results. This is Sandeep from the Investor Relations Team in Bangalore. Joining us today on this call is CEO and MD – Dr. Vishal Sikka; COO – Mr. Pravin Rao; CFO – Mr. M.D. Ranganath, along with other members of the senior management team. We will start the call with some remarks on the performance of the company by Dr. Sikka followed by comments by the leadership team. Subsequently, we will open up the call for questions.

Before I pass it on I would like to remind you that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risk that the company faces. A full statement explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov.

I would now like to pass it on to Vishal Sikka.

Vishal Sikka

Thanks, Sandeep. Good Morning and Good Afternoon. Thanks for joining our Earnings Call.

Let me start by saying that I am very proud of our company’s achievements in my first fiscal year as the CEO of Infosys. We started the year just two quarters into our strategy to reimagine services and to transform Infosys and over the course of this year we saw our endeavor to bring Automation, Innovation, Education and Operational Excellence relying on our human potential that is amplified by technology, rather than delivering the same work for less, start to show some concrete results. In the organic growth of our client relationships, in our win rates in large deals, and in the types of projects that we are seeing in strategic areas where we never participated before. I am proud of what our teams have achieved this quarter and in the year.

Despite these heartening results, they are still based on metrics that the way the industry has been in the past. The world of our future looks entirely different, it is a world that is being fundamentally reshaped by digital technologies by computing and by software and it is our endeavor to create great value for every business through solutions built using AI technology and Open Cloud platforms, to have Infoscions amplified by intelligent technology, to bring purposeful innovation to life to drive collaboration and an entrepreneurial spirit from within, to transform our relationship with clients. And in that sense we still are very much at the beginning of this journey.

With this in mind let me turn to the numbers: We ended Q4 of FY 16 with revenue of INR16,550 crores or US$2.446 bn and grew in Q4 for the first time in the last 3 years. This translates to a quarter-on-quarter growth of 4.1% in rupee terms, 1.6% in US dollar terms and 1.9% in Q3 constant currency. For the full year, our revenue has grown 13.3% in constant currency and 9.1% in reported terms, ahead of the guidance we provided In January of this year. Volumes in Q4 FY 16 grew 2.4% indicating a healthy momentum in the underlying business and setting us up well for FY 17. Utilization including trainees was 74.7% and excluding trainees was 80.1%. Blended per capita revenue decreased 1.1%. Our operating margin for the quarter was 25.5% compared to 24.9% in the previous quarter. On a full year basis, operating margin was 25% compared to 25.9% for FY 15. While still within our band of 24% to 26%, we believe the results of our initiatives in Automation and tighter control of operating metrics, will help us improve profitability in the coming years. We reported EPS of INR15.74 for the quarter, up 3.8% and in US dollar terms Earnings Per Share was 23 cents. For the full year, Earnings Per Share is Rs.59.03 or US$0.90. Attrition for the quarter decreased further to 12.6% and the total employee strength in the company is now 194,044 employees.

Let me now turn to Client Relationships and Large Deals. Once again in Q4 FY 16 we had a record quarter in large deal wins We signed six large deals with a TCV of $757 mn. Additionally, we signed another two large deals in Financial Services in Americas where based on the present volume of business we can get another $470 mn in revenues. We saw a 45% increase in Total Contract Value of large deal signing in FY 16 compared to FY 15, 2.79 bn versus 1.927 bn. This actually excludes other large frame contract that were signed but not included in our reporting. Our large deal win rate has also gone up significantly for the whole year thanks to our focus on better solutioning, leveraging automation and innovation, better articulation of our value proposition and focusing more on the client’s point of view to bring Design Thinking as a framework in understanding the true nature of the challenges that our clients face and bringing this to how we create our proposals. These bookings will help secure our revenue for future years. The number of $50 mn plus clients grew to 52 and the number of $10 mn plus clients grew to 177. We added 47 net new clients during the quarter, our top-10 clients grew 12.3% for the full year and the top-25 grew 9.3% in constant currency terms.

Our Financial Services segment led by Mohit Joshi saw strong traction in the year along with Finacle. Our Financial Services portfolio grew 15.3% for the full year. In our Retail and CPG portfolio led by Sandeep Dadlani, we saw a strong traction for our new Software plus Services business. In delivery, our global delivery engine under the leadership of Ravi has had an exceptional year. The renewal of our existing service lines has shown tremendous momentum. Our Data Analytics, Testing and Enterprise System Practices grew especially well. Zero Distance, our program to spur grass roots innovation in every project is establishing a new way to achieve Project Management Excellence. Nearly 100% of our projects are proactively proposed incremental innovative ideas to clients. In addition to the opportunity to expand the scope of these projects, this program has instilled confidence in our teams and help drive a culture of innovators.

In Platforms and Tools, our IIP Platform completed more than 220 engagements and we are announcing the availability of IIP on Amazon Web Services. On IAP, our Automation Platform we have more than 125 engagements across all the segments, 21 additional deployments went live this quarter across key accounts. In Q4 we released 1,710 full-time employee equivalents across service lines using our Automation platform which brought us to 3,900 FTEs released over the course of the year due to Automation. These numbers have been relatively small in FY-’16 but will rise as the deployment widens and the tools themselves evolve to handle more complex activities. In addition, we did our first major project to bring the power of Automation and Information Platform capabilities internally under Ranga’s leadership to renew our own financial processes. We identified and then massively automated the things that caused latency in our own systems due to batch processes and we have created a much better user experience across systems. This quarter we focus on Automation. For example, we went from 4-hours to 1-hour in revenue accounting, from 2 days to completely automating project attribute changes, from 36 hours to 12 hours for accounting at the project level, etc., really excited about these numbers and these improvements going forward leveraging IIP. Panaya and Skava continue to gain traction both as a part of large client engagements where these products were central to the value proposition as well as standalone deals. This quarter the EdgeVerve business sustained momentum with 18 wins and 24 go-lives for both Finacle and Edge suite of solutions across various market regions.

We continue to focus on Consulting as our tip of the spear, an integrated part of our engagement in strategic initiatives with clients and in growing client relationships. Specifically, in Design-led services, I am pleased to see Design Thinking as a key fabric of our work, making its way into every engagement and rapidly reaching all our clients.

In our ecosystem, we are extending the reach of our own work and we continue to make investments. This quarter we invested in Waterline Data Science to extend what we offer clients in Automated Data Discovery and Governance.

With regard to investing in employees, I am personally very excited to announce an RSU and an Option Plan for our employees. We are starting with managers to drive retention of our highest performing leaders and attract the very best leaders in the world to Infosys. Over time my endeavor is to extend this program to all Infoscions as we use to before.

With regard to wages, we are providing for a 6 to 12% compensation increase offshore. It will be towards the high end of this range at junior level and at senior levels towards the lower end of the range. Of course, for high performers, these numbers would be significantly higher. For onsite similarly, we are providing 1.5% to 2% average comp increase, this will vary across geographies based on prevailing market conditions.

In Q4, the Infosys Foundation continue to invest and support programs in the areas of Sanitation, Healthcare and Rural Development. During the quarter, the foundation signed a Memorandum of Understanding with the Asia Heart Foundation to enable the adoption of Robotics in Healthcare through a grant of Rs. 8 crores and provided Rs.5 crores to Sahakara Mitra Samstha, (Center for Collective Development) to enhance the livelihood of the farming community in Andhra Pradesh and Telangana. It also successfully completed the construction of 365 toilets in 110 Schools of Odisha to support the Prime Minister’s Swachh Bharat, Swachh Vidyalaya Abhiyan Mission. In Karnataka, it launched the Jaldhara Project in drought hit villages of Dharwad, Haveri and Gadag Districts by deploying tankers to provide drinking water.

The Infosys Foundation USA continues to engage with local communities and to invest in Computer Science Related Programs. The Foundation announced a grant of a million dollars in partnership with the (NSF) National Science Foundation to Support Computer Science Professional Development for Teachers. This collaboration will provide opportunities to as many as 2,000 school teachers and therefore tens of thousands of students to deepen their understanding of computer science.

Our revenue growth guidance for fiscal ’17 is 11.5% to 13.5% in constant currency terms. This is based on our visibility at this time. As the year evolves and our visibility improves, we will continue to revisit this.

To close, I am proud of what we have accomplished this year. Our strategy is starting to show concrete results and we will accelerate this in fiscal ’17 and beyond. More importantly, what we have seen is that our strategy gives us a new path forward for Infosys and brings purpose and passion to our work. It creates a space for a new type of a services company, a human company, where our humanity is amplified by technology to deliver a great value and a great experience for all, the services company that we aspire to be.

Thank you very much. Now my friend and colleague -- Ranga will take you through more details of the financials before Q&A.

Ranganath D Mavinakere

Thank you, Vishal. Hello! Everyone. This is Ranga here.

Let me first start with Q4 Revenue Performance: Our revenues in Q4 were Rs.16,550 crores, this is a quarter-on-quarter growth of 4.1% sequentially in rupee terms; on a year-on-year basis when compared to Q4 15 our Q4 ’16 revenues have grown by 23.4% in rupee terms. In dollar terms revenues grew sequentially in Q4 16 by 1.6% in reported basis and 1.9% in constant currency basis. On a year-on-year basis when compared to Q4 15 revenues have grown 13.3% in dollar terms and 15% in constant currency terms.

Coming to Full Year Revenue Performance: our FY 16 revenues were Rs.62,441 crores as compared to Rs.53,319 crores in FY 15 which is a growth of 17.1%. In dollar terms, our full year FY 16 reported revenues were at $9.5 bn, a growth of 9.1%. In constant currency terms we grew by 13.3% and at 31st March 2015 rates growth was 9.3%.

Coming to Volumes: Volumes grew by 2.4% during the quarter as compared to 3.1% in Q3 of 16. On quarter-on-quarter basis onsite volume grew by 2.7% and offshore volume grew by 2.3%. On a full year basis volume growth for FY 16 was 14.5% compared to FY 15. Onsite volumes grew by 16.8% and offshore volumes grew by 13.6% year-on-year for the full year.

Realization for the quarter declined by 1.1% on reported basis and 0.9% on constant currency basis compared to Q3 16. Realization drop for FY 16 full year compared to FY 15 was 4.7% on reported basis and 1.1% in constant currency basis. Our utilization including trainees increased by 50 basis points to 74.7%. However, excluding trainee’s utilization declined by 50 basis points to 80.1%, onsite mix increased marginally to 29.6% in Q4.

Our operating margin for the quarter was at 25.5%, increase of 60 basis points during the quarter. Operating margin in Q3 was 24.9%. Margin for the quarter increased 20 basis points due to increase in utilization, 20 basis points due to drop in subcontractor cost and 60 basis points due to rupee depreciation, this was offset by 40 basis drop in margins due to realization decline. Operating margin for the full year FY 16 was 25% as against FY 15 of 25.9%.

Operating cash flow generation was very strong during this quarter. We generated operating cash flow of Rs.3,785 crores as compared to Rs.3,126 crores last quarter. CAPEX during the quarter was Rs. 780 crores. Our cash and cash equivalents as of 31st March was Rs.34,468 crores as compared to Rs.31,526 crores last quarter.

At the group level, we added 9,034 gross employees during the quarter with net addition of 661 employees. Attrition continues to be on a declining trend; at the group level annualized attrition was 17.3% as against 18.1% last quarter. The quarterly annualized attrition on standalone basis has declined to 12.6% from 13.4% last quarter.

DSO for the quarter was 66-days as compared to 65 days in Q3 16. As you know we had a very volatile currency environment in Q4. We managed to navigate the volatility effectively. Rupee depreciated against the dollar by 2.5% on an average basis and 0.2% on period end basis. US dollar appreciated 6% against GBP; however, against Euro and Australian dollar, USD depreciated by 1.4% and 1.2% respectively. Our hedge position as on March 31, 2016 was $910 mn. Yield on other income was 8% in Q4 16 compared to 8.6% in Q3 16 which is a reflection of softening interest rates in India. We expect yield for FY 17 to be approximately 7.5% compared to 8.6% in FY 16.

The effective tax rate for the quarter was low at 27.9% on account of write-back of tax provisions on closure of audits in certain jurisdictions. Effective tax rate for FY 16 was 28% on reported basis. However, normalized for provision reversals the effective tax rate for FY- 16 was 29.7%. Full year effective tax rate projection for FY 17 is expected to be in the range of 29% to 30%. This is on account of certain SEZ unit that will move from 100% exemption to 50% exemption during FY-’17.

Our net margins for the quarter were 21.8% and remained unchanged quarter-on-quarter. Our EPS for the quarter was 15.74 compared to 15.16 in Q3. EPS grew 3.8% on a sequential basis and 16.2% on a year-on-year basis.

Our revenues from top 5 clients increased by 0.2% quarter-on-quarter in reported terms and 1% in constant currency terms. Revenues from top 10 client’s revenues declined by 1.7% sequentially in reported terms and 1.3% in constant currency terms. However, on a full year basis our revenues from top-5 clients grew by 11.4% in reported terms and 12.8% in constant currency. For top-10 client’s full year, year-on-year revenues grew by 8.3% in reported terms and 12.3% in constant currency terms.

Coming to segment performance Q4 16, amongst verticals: ECS grew by 4.6%, RCL grew by 2.4%, Manufacturing grew by 1% while FSI declined by 0.3% due to seasonal softness in Insurance sector. Overall growth in Q4 was backed by all geographies, Rest of the World grew by 4%, Europe grew by 2.4%, North America 0.5% and India grew by 9.1%.

During the quarter, number of $100 mn clients increased to 14 from 13 clients in previous quarter, number of $75 mn clients increased to 31 from 28 clients in the previous quarter.

We are guiding for a constant currency growth of 11.5% to 13.5% for FY 17. On operating margins, we expect our medium term band to be within 24% to 26%. As in every financial year, Q1 margins would be impacted by compensation increases and visa cost. We expect these costs to play out this year’s Q1 as well.

With that we will open the floor for Questions.

Moderator

Thank you very much, sir. Ladies and Gentlemen, we will now begin the Question-and-Answer-Session. We have first question from the line of Sandeep Muthangi from IIFL. Please go ahead.

Sandeep Muthangi

I had two questions; my first question is on the margins. Your earlier commentary seemed to indicate that 2H may be slightly softer for the margins but it has played out fabulously; 2H margins are actually slightly better than even 1H. I want to see if this means anything for your outlook of 24% to 26% margins it is actually fairly old now? Does it make you more optimistic of getting towards the top end of that outlook?

Ranganath D. Mavinakere

Ranga here. Yes, we reiterate our margin band of 24% to 26%. If you look at this Q4, I think apart from the rupee benefit that we got, we also had subcontractor expenses as a percentage of revenue go down from 6.3% to 5.6% as well as the utilization including trainees went up by half a percent, and of course there was also a pricing decline kind of offset, some of the other benefits. So we do believe that we have operating efficiency levers that we need to leverage during the course of the year whether it is utilization, utilization last four quarters consistently is about 80%. If you recollect earlier it used to be in late 70s, we do believe that we have some efficiency improvement possibilities there. Likewise, onsite effort mix is 29.6% and we are focusing on how to improve that further down, barely 2-years ago that number used to be close to 27%. Likewise, in onsite role ratios there are possibilities. So we will continue to focus on these operating efficiency levers during the current year and we reiterate that 24% to 26% the Automation and other benefits of course we would like to see them kicking in but in the near-term we are more at 24% to 26% band. When we gave the last year guidance also we had given 24% to 26% and if you look at the entire full year we ended exactly at the midpoint at 25%.

Sandeep Muthangi

Second question is a specific question for Vishal, Vishal in the past couple of months or may be a quarter or so we have seen these Cloud providers launching accelerators like Database Migration Services, etc., How do you think that changes the market opportunities for the services folks, does it reduce in any way or these things only accelerate the shift towards the Cloud?

Vishal Sikka

It actually dramatically accelerates it for the services companies that have their act together in face of this tremendous opportunity. If I look at our own work with both Amazon and Microsoft Azure Clouds as well as other Clouds, we see a tremendous opportunity here, on the one hand all the new workloads whether it is in the IIP, Big Data, Machine Learning, complex applications areas, the work that we are doing in the Internet of Things and next generation manufacturing area, these are all things that are running on the Cloud and are driving a tremendous growth for the Cloud. This is work being done by us on open platforms, custom complex solutions built on those platforms that drive tremendous Cloud adoption. On the other hand, if you look at Legacy Migration and Renewals, whether it is Mainframe Renewals or Legacy ERP System Renewals or even Legacy Business Intelligent System Renewals, we have a tremendous opportunity. So later this month at our confluence event we will have more to say on this together with our partners Amazon and Microsoft. We have a very strategic partnership with both Microsoft and Amazon and we are very excited about this opportunity. I think that this idea that Cloud somehow means something negative for services company is completely wrong and I see this as a great opportunity for growth. I would like to ask Sandeep who is the head of our MRCL but also alliances to comment on it, also Ravi who has personally been overseeing some of these Cloud-related work.

Sandeep Dadlani

Hi! This is Sandeep. Actually never before have we seen so much excitement from all our enterprise clients to start doing not just proof of values but many more migrations at scale of large legacy enterprise workloads. We probably saw more of that in this past quarter than ever before and the momentum continues into the future as well. New services like the Infosys Information Platform or new e-Commerce services like even things like Skava that we brought on board, start Cloud first and mobile first by definition. So Cloud Migrations have so far meant great sources of new revenue for us all around.

Ravi Kumar S

This is Ravi here. Sandeep has pretty much covered everything. The one big shift we are seeing is the workloads migration has been lot more on the legacy side, it used to be skewed towards the digital workloads and the next generation applications workloads but now I think it has literally progressed towards real legacy applications like Mainframes.

Moderator

Thank you. We have next question from the line of James Friedman from Susquehanna Financial Group. Please go ahead.

James Friedman

Vishal, I am just curious as to what you are seeing in terms of client budgets, how has that moved since the calendar year commenced?

Vishal Sikka

Frankly, I do not see any significant decline. Several people have asked me this question also before. I see that our ability to grow in clients where the budget is growing is very good. We have even grown in some client where the budget has not been growing. So I do not subscribe much to that idea, but then specifically on the budget situation and our clients perhaps Pravin, you can comment.

Pravin Rao

Overall, the budget remains more or less flat. Obviously it varies from industry to industry and clients to clients. But more important in the budget what we are seeing in the last year or two and what will continue as well as clients where continuously looking at any opportunity to cut down cost and repurpose the spend in newer areas. That is the kind of behavior we will see this year as well. So budget is less important, in the sense, it is more about how proactively you can take ideas to the client on cost cutting as well as on some newer areas to invest.

James Friedman

I just have one housekeeping question perhaps for Ranga, with regard to the 45% increase in total contract value, is that reported on a constant currency basis?

Ranganath D. Mavinakere

No, large deal value that $757 mn we talked about is on a reported basis.

Moderator

Thank you. Next question is from the line of Yogesh Agarwal from HSBC Securities. Please go ahead.

Yogesh Agarwal

Hi, just have one question for Vishal. Vishal, usually conventional wisdom suggests that we automate stuff which is standardized more like BPO and while genesis of IT services is need for customization, so as Infy automates more unstructured IT services work it is kind of creating a new paradigm. So is this journey more volatile, is delivery risk and therefore margin predictability less today than the past specially in the coming year?

Vishal Sikka

A massive embrace of automation is a very good thing for us. See, when we look at the nature of the work that we do anything that can be done mechanically, that can be done by capturing it in a system should be done that way. We have to free up with bandwidth, the capacity, the creativity of people to do the more imaginative things that we do not yet have intelligent system for. That is basically the idea that we have been trying to execute on. If you look at now the tiers of IT operations work that we do, clearly in L1 operations this is the easiest one to achieve and a bulk of the savings that we have achieved so far are in that area. If you look them at L2, and by the way this whole L1, L2, and L3 categorization is more or less for our convenience that industry has invented, there is not any particular structural reason for this terminology to be there. But nonetheless L2 operations is a little bit more sophisticated, a little bit more complex, involves tinkering with system, reconfiguring them, things like that, and that is also amenable to automation but you need more sophisticated automation. Then when you get further up the chain towards what we call L3 or maintenance work where system changes and code changes are involved and so forth, then in order to amplify the work of the L3 engineers much more sophisticated technology is needed and we are actually building that and when we are ready, when we have more to say on that, I am really looking forward to sharing that. And then BPO which is in some sense at the lowest end of this rung, sometimes it is mixed with L1, sometimes it is not is really about operating the screen. At all four levels, I believe that it is possible for us to bring not only automation but tremendous automation and in fixed price projects and in time and material projects which we are able to convert to fixed price or value-based projects, this will mean an improvement in margin as well as if we are able to couple it with the process improvements also a new kind of a business and in new area that makes us far more productive in being able to do this work. The equation works as long as you can redeploy the people that we have freed up to do more of these kinds of projects, to more of the new kinds of projects by taking advantage of our ability to train people at a massive scale. That is why we have been working on this triple storm, this triple idea of bringing massive automation, bringing massive innovation, that is why we have zero distance, that is why we have trained 90,000 people on design thinking, so that the creativity that we free up because of automation can be unleashed on being more innovative and solving new kinds of problems and fueling both of those moves by using education. So the Automation, Innovation, and Education triplet is the driving force behind this great change that we are working on building.

Moderator

Thank you. Our next question is from the line of Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

Congratulations on your numbers. I was looking for some more color on your Financial Services vertical, it looks like continued steady improvement on a year-over-year basis, try and understand how to interpret the quarter-over-quarter numbers. Is that just seasonality or you are seeing slowdown and hesitation, I mean what can you tell us about sort of what is happening right now in Financial Services. Thank you.

Vishal Sikka

We had a record year in Financial Services, we see tremendous growth in front of us there, we have an amazing leadership of Mohit. In Insurance, we saw a decline in Q4, that is Ranga said earlier that is somewhat seasonal. We are actually seeing very good traction in many Insurance clients and I am hopeful to show significantly improved results as we move forward. By the way I was reading from an old version of my script. I want to make two additional points. I want to congratulate Mohit Joshi and Sandeep Dadlani on being appointed Presidents of our company and my friends and colleagues, Manish and Rajesh, will continue to lead their respective businesses, but Mohit and Sandeep become Presidents in our sales area. And I earlier mentioned Ravi’s exceptional leadership, his leadership this year has been instrumental in our growth and in our embrace of innovation and I want to congratulate him on also being appointed President of our company. So thanks guys. And Mohit, perhaps you can add more to it.

Mohit Joshi

Yes, thanks Vishal. So despite the headwinds in the sector, we have had a good quarter and a great year. I think despite the headwinds there are always opportunities, on the Renew side with all our propositions around innovation, on the Renew side everything we are doing around automation and AI. And on the New side everything we are doing around innovation, everything we are doing around Design Thinking, around Skava. So I think all of it is coming together for us. I think the whole People plus Software sort of angle that Vishal has extensively spoken about is something that is taking a hold in the industry as well. So obviously we remain concerned about the industry headwinds and about the volatility that we are seeing in the business. But having said that we remain cautiously optimistic about our own potential in the sector and I think we have had one year in which we have demonstrated tremendous growth despite all the challenges in the sector.

Vishal Sikka

I was wondering Mohit if you will finish that sentence without saying cautiously optimistic.

Edward Caso

My other question is on your strong awards activity, can you dissect both what you have done recently and maybe the pipeline as it breaks down to renewals, greenfield work, and takeaways. Thanks.

Vishal Sikka

I think that these are things that of course we analyze and dissect looking backwards always. Perhaps any of the other leaders here can add, my sense of it is that we have completely revamped our large deal process. I personally look at the 50 mn+ deals and we have a dedicated team of great experts who look at all the 20 mn+ deals. We spent a significant amount of energy deeply understanding the point of view of the customer, the situation, the nature of the challenge that they are facing and articulating their problem very precisely by using Design Thinking. I am very happy that Design Thinking as a way of problem finding of articulating the problem has become a very fundamental part of the way that we approach these large deals. Then once we have articulated the problem, we bring the best of our ability to solution that, to bring a great solution to define and architect a great solution to that problem. Then the overall experience of articulating this, narrating this to the client in a very engaging way that dramatically improves the experience of the client, I believe the combination of these has been at the heart of what we have done. Then following the closure of the large deals then the beginning of the process itself, the transition and the engagement that we do, we have also been rethinking that using a combination of Design Thinking and technology to dramatically improve that. So my sense is if you look over the last four quarters our performance in large deals has improved substantially. We did 45% more this year than we did last year and I think it is a direct result of this kind of strong focus.

Moderator

Thank you. Our next question is from the line of Parag Gupta from Morgan Stanley. Please go ahead.

Parag Gupta

Just two questions, primarily with respect to automation, and I know that is a subject that Vishal you have been propagating for quite some time now. Just want to understand, we have seen some softer net headcount addition in this quarter, obviously it is on the back of some strong quarters in the past but just want to understand, does automation have a role to play in this and if not then what are some of the other variables in that? And the second is, could you help us get a better sense of how do you see automation playing out into your margins over the next couple of quarters, so do you see that more as a medium-to long-term initiative or do you think this is something that can start coming up within Fiscal 2017 itself? Thank you.

Vishal Sikka

We released about 1,700 people equivalent work in the last quarter, the quarter before was around 1,100 and so on. So for the year we have done more than 3,000. Now when you look at for example the total size of the workforce, the 1,700 people is around 1% of the delivery workforce, even if you assume 1,700 for the entire quarter which is actually built up over the course of the quarter. So these numbers are still not that large. As encouraged as we are that we are growing in such a significant way, these numbers are still not quite large enough. I mean if you look at our utilization, it went up beyond 80.1% again this quarter which is great and for the whole year we were ahead of 80% which is also something to be happy about. But that still leaves so much room for improvement that the automation benefits would kind of get lost inside the movement of the utilization and so on. So probably it will take another few quarters at this rate that we are growing with the embrace of automation for this to become a meaningful part of the P&L. In the meantime, we have numbers that we have deeply analyzed in our teams. For example in our Infrastructure team, Sam runs that, we have actually done deeper analysis of the people released reduction in the hiring as a result of it and things like that. So we believe that the operational levers that Pravin and Ranga talked about, are going to create an impact on our margins in the near term. But clearly over the medium-to long-term automation is the mechanism that takes a big slice out of that. Ravi, you want to add something?

Ravi Kumar

Thanks Vishal. Three things I would say, one is, the Software plus People story is also adding up in Q4, to a large extent that has been contributing to the non-linearity. Automaton, as Vishal said we had 1,700-odd people released, that is a starting point. I would say the value chain of Software Services is still only parts of that value chain are impacted by automation. We have a long way to go on making the full value chain get impacted on automation, that is the second thing. And the third is, obviously it is deal specific in the way we build our headcount in a quarter. So these three things in my view were the reason why there was a little bit of non-linearity between people and revenues in Q4.

Parag Gupta

And maybe if I can just push in another question on that, revenue per FTE, we have seen some marginal improvements, how do you feel about that number going forward?

Vishal Sikka

Well, right now for this last year it has been going in the wrong direction. I mean if you look at again the reasons that I mentioned earlier, the primary thing is that the hiring cycle has a much longer time horizon than the project cycle and other factors. So for example when we recruit from our campuses, the train leaves the station on this thing more than a year ahead of time and then it kind of once it has left the station then you are done for that year. So when we were looking at this stuff last year we were not nearly at the point of accuracy in forecasting of what kind of demand there would be and so forth. So when you hire tens or thousands of people from campuses, the impact on the cost is not so much because the offshore costs are significantly lower, but the revenue per employee takes a dramatic hit with the massive number of hiring that has to be done. Similarly, the onsite employee cost is a significant contributor to the cost, as employee cost as a percentage of the revenue. So when we look at what Ranga was talking about, the reshaping of the cost curve, we want to do that in a purposeful way where we do not just look at it as reduction of people and reduction of cost but we look at it as unleashing the potential that is inside the people that we can bring more innovation per person through zero distance, through the bench initiatives and marketplace that we are working on and so forth and we increase the revenue per employee. But in parallel we address that with a very focused way, a very purposeful way of reshaping the costs both onsite as well as from a utilization point of view so that the revenue per employee also improves. I mean even though we are declining, we are somewhere between $ 50,000 and $ 51,000 this year I think and this is going backwards over the course of the year, our goal is to get to 80,000 by calendar 2020. I feel good that the trajectory that we see in Software plus Services and the innovation coming out of each individual, I am not abandoning that goal if that is what you are after.

Moderator

Thank you. We have the next question from the line of Nitin Mohta from Macquarie. Please go ahead.

Nitin Mohta

Firstly, Vishal if I can understand on revenue productivity, that has been one of your key goals for 2020. How should we think about enhancing revenue productivity, would it be gradual or are we looking for an inflection point in the sense that is there going to be a catalyst in terms of automation, releasing certain number of employees or X% of the employees being completely trained on Design Thinking. So in short, when do we see it moving upwards and what is going to be the catalyst for it?

Vishal Sikka

The catalyst of it will primarily be automation, secondarily innovation and at the third level the operational excellence. In the near-term the margin impact of this will be in the reverse order. See if you look at Skava in our world and if you look at Panaya, these are two very illustrative examples of how Software plus People makes a fundamental impact on the equation that you are talking about. In the case of Panaya, when we bring Panaya in to a large deal, for example we have won several $ 100 mn+ deals where Panaya itself is a relatively small part of the equation but it leads to a massive improvement in productivity of the project as well as a massive differentiation in our ability to win that project. So what happens is that a bulk of the work that was being done inside the project is now replaced by software. Of course there are people who are maintaining and building their software and evolving their software but that number is far smaller than the number that you would do across dozens of complex projects. So that is the impact that it has and the net impact is that the revenue per employee improves, the margin improves, our differentiation improves and yet the cost for the customer can come down. If you look at Skava, it is again the same story but it is actually in a way quite different because with Skava we do not do a project that we have brought Skava into, we do a project around Skava. It is the implementation of the Skava platform, it is the work around integrating the Skava platform where the people are involved, otherwise the rest of the economics is simply coming from Skava itself. So both of these will happen and as the software products and there are other platforms in this area, IIP for example, our Information Platform or especially our Automation Platform, as these kick in into dozens of complex projects you will start to see this kind of a differentiated move towards $ 80,000, it will have a non-linear impact as the number of projects and the monetization of the value delivered from the projects starts to improve.

Nitin Mohta

So would it be fair to assume it be more like an FY18 thing so I am just trying to understand, so will there be a linear improvement in revenue productivity or we will see actually an inflection point sometime in future?

Vishal Sikka

It is hard to say, in certain service lines I mean if you look at our Infrastructure Management we have already reached close to 100% in the fixed price projects and the remaining ones we have to transform towards fixed price or value based projects and increase the complexity of the kind of activities that we automate. If you look at verification, our testing practice, again there is a heavy opportunity from automation where we can bring more complex automation for the specification related work and things like that. So the timeline on how the impact will happen will depend on service lines. I think it would be premature to put a timeline on it at this point, but many service lines are far ahead of it than the others. The automation platform adoption, we have done now more than 125 of these engagements. 20+ of these platform deployments went out over this last quarter. So we are quite excited about how this thing is developing and in particular how we can bring AI technology to more complex kinds of tasks on maintenance and things of this nature. So that is something I continue to be really excited about. I think that there is a huge potential to transform the way that we work in there. So that is basically the way we see automation taking shape. It depends on the evaluation and adoption of our platform Skava, Panaya, IIP, IAP, also AssistEdge which is an Edge product which is around this process automation and simplifying the work done by the end user and so on. So that is how I see it.

Nitin Mohta

That is helpful. And if I can ask a second one to Pravin, after strong couple of hiring quarters we have seen a big step down, so do you think it is just seasonal or this is the kind of run rate that we should be modeling in and was that good enough to meet the guidance that you guys have laid out?

Pravin Rao

No, there are two parts to hiring. One is, when you look at fresher hiring we would have made the decision about a year in advance. So for this year we have made enough offers and we expect about 20,000 freshers to join. They will start joining sometime in June, July of this year and they will be available in a phased manner or in production in January of next year. So that is a decision which we have already made. Then the lateral hiring is where on an average last year we had hired about 2,500 to 3,000 hiring every quarter (for Infosys Limited standalone) but with more and more of FTEs being released through automation, automation benefits kicking in we would expect to see some part of reduction in the hiring numbers. But obviously there is a seasonality as well because the growth over quarter-on-quarter will be different, quarter two will be the highest quarter, quarter one will be slightly lower and so on. So that will also have an impact on your hiring counts. But the endeavor is to leveraging the benefits of automation particularly at a lateral level and over a period of time trying to figure out how to do more of just in time hiring on the fresher level.

Moderator

Thank you. Our next question is from the line of Ankur Rudra from CLSA. Please go ahead.

Ankur Rudra

First question, Vishal you have commented earlier that, you said a lot of the reporting is on legacy metrics. Perhaps if you can elaborate what sort of metric you would like to go in to future? Maybe on the same lines I noticed that a lot of the growth in the last few quarters has been led by more legacy or commoditized services where we cannot really see the success you have been achieving on the next generation services side. So maybe you can elaborate where we can see that. Thanks.

Vishal Sikka

I think the new numbers are still small and are relatively insignificant. So they do not have an impact yet on the P&L and you do not see them. But the metrics of the future are around things like the number of people whose work we were able to replace by automation, the amount of software related services sales and things of this nature. So the value created from the bench for example would be another one that I would be very excited about. We report 80.1% utilization but on our zero bench marketplace, we have more than 14,000 jobs and basically 70% of the bench was touched by that. So from a financial point of view the utilization is still 80.1% and that is a number that we want to improve but it is not like the people who are not on that 80.1% are wasting their time. We are actually doing some incredibly exciting things for the company. Ravi has also instilled some themes around the zero bench where they actually work on great ideas which help the company tremendously, roughly one-third of the zero distance proposals and plans that we make on the zero distance initiative actually come from people who are on the bench and things like that. So there are many metrics for the future of the services industry - the amount of efforts automated, the work, the complexity of the work that artificial intelligence has been able to do, the new kind of complex high value projects, these would be some of the metrics that we should be tracking going forward. And not only we at Infosys, we have already started to track this inside but I think the entire industry would be well-served to go after things like that rather than going over things that we have basically had for the last 20 years.

Moderator

Thank you. Our next question is from the line of Ashish Chopra from Motilal Oswal Securities. Please go ahead.

Ashish Chopra

I just had a question on the margins too. So Vishal you do have an aspiration on margins which is significantly higher than where the margins stand today and FY17 is probably yet another year when the band would be 24% to 26% with more headwinds upfront than tailwinds. So just wanted to pick your thoughts on the roadmap on this margins going up. While you have explained in detail with regards to automation still sometime away in terms of having an impact but some of the other levers that we have been discussing like cost optimization, role ratios, sub-contractor expenses, etc, should we expect those to kind of prelude and contribute to an expansion on the margins before the automation and the revenue productivity levers kind of kick in at a later point of time or do we think that it will really be a function of some of those Software plus People kind of work that will really lead to an elevated margin and these would be more to contain amid the pressures that we see in terms of wage hikes and some of the other competitive intensity?

Vishal Sikka

There are two parts to the margin impact, the long-term big one is automation, the short-term big one is the operational metrics that Ranga has talked about - the onsite mix and the utilization, sub-con expense and things of this nature. So it is a tale of these two cities that has to co-exist, in the near-term the latter will have a bigger impact and the former will continue to have small impact. But it is like the exponential impact that picks up on us and over time suddenly it starts to dominate but that will be still in our future, that is still a few quarters out. So that is how I see this margin picture evolving. I am convinced that if we are able to get this Software plus People approach going at a massive scale that we will see the benefits of the margin, we will see the achievement of the aspiration that we have set of 30%. But in the near-term the pricing decline that we see sort of more or less a secular downward pressure on the price that we see is eating into these benefits that we achieve. And therefore the near-term benefits that you will see will come from the operational metrics that Ranga was talking about. Perhaps Ranga or Pravin you can add to that.

Ranganath D. Mavinakere

Just to add up what Vishal just reiterated, near to medium term we are looking at 24% to 26%, last year we also reiterated the same band. If you look at FY16 we are exactly at the midpoint of the band at 25%. If you look at Q4, while rupee did help us to some extent, sub-con expenses as a percentage of revenue came down from 6.3% to 5.6%, that did help us, likewise the other lever of utilization. So by and large in FY17 we do believe that the operating levers that we have whether it is utilization at 80%, can it move up, can onsite efforts mix at 29.6%, barely two years ago we were at 27% and consistently utilization has been in early 80s as compared to late 70s. So these are the levers certainly we would want to fully deploy. As Vishal said, the automation and other pieces certainly would have to kick in, but I think the relative emphasis during the year would be on the first bucket as we continue to work on the second bucket of automation. More importantly I think the pricing decline, for example as I was mentioning earlier there has been a pricing decline of 1.1% in constant currency terms on full year to full year basis. So some of these measures have to counter that present decline in an effective manner. That is the reason we have continued to reiterate the band of 24% to 26%.

Ashish Chopra

And if I could squeeze in just last one, with regards to some weakness that we saw in the top 10 accounts this quarter barring the top client, should we assume that to be as purely seasonal or would it have been a function of also maybe a client or two ramping down because of their own problems or anything of that nature?

Vishal Sikka

Yes, it was the latter. In one of the clients we had a significant ramp down in this last quarter because of their particular situation which we knew about a few months before. But they were reacting to certain unique situation in their business and we had another one out of top 10 that had a small decline. But other than that, in fact the top 10, top 25, top 50 clients have seen a significant growth. Despite these two declines in our largest accounts in this last quarter, we grew by more than 12% over the course of the year and you have to compare that to the previous year where we did something like 1%. So there we have seen a significant improvement in the relationship strength with the large clients not only in the top 10 but also the others.

Moderator

Thank you. Thank you, ladies and gentlemen, that was our last question. I now hand the floor back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to interacting with you again. Have a good day.